As filed on March 20, 1998

                                                           File No. 70-_______

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                      __________________________________

                       FORM U-1 APPLICATION/DECLARATION

                                    UNDER

                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                     ___________________________________

                          New Century Energies, Inc.
                      Public Service Company of Colorado
                             NC Enterprises, Inc.
                           1225 Seventeenth Street
                         Denver, Colorado 80202-5534

                  (Names of companies filing this statement
                 and address of principal executive offices)
                     ____________________________________

                          New Century Energies, Inc.

               (Name of top registered holding company parent)
                     ____________________________________

                        Teresa S. Madden
                        Controller and Secretary
                        1225 Seventeenth Street
                        Denver, Colorado  80202-5534

                   (Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

William M. Dudley, Esq.                    William T. Baker, Esq.
New Century Services, Inc.                 Reid & Priest
1225 Seventeenth Street                    40 West 57th Street
Denver, Colorado  80202-5534               New York, New York  10019-4097

Item 1.     Description of the Proposed Transaction

      New Century Energies, Inc. ("NCE") is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). It was formed through the combination of Public Service Company of Colorado ("PSCo") and Southwestern Public Service Company ("SPS"). The Commission approved this combination and various related transactions, including the formation of an intermediate holding company, NC Enterprises, Inc. ("NC Enterprises"), by order (HCAR No. 26748) issued in File No. 70-8787 on August 1, 1997 (the "Merger Order").

      PSCo currently wholly-owns New Century International, Inc. ("NCI"). NCI in turn owns a 50% interest in Yorkshire Power Group Limited, which through a wholly-owned subsidiary, Yorkshire Holdings plc, owns Yorkshire Electricity Group plc, a regional electric company operating in the United Kingdom. PSCo has obtained authorization from the Commission under Section 3(b) to acquire this indirect interest in Yorkshire Electricity Group plc.
See HCAR Release No. 35-26671 (February 19, 1997). NCI also owns a minority interest in Independent Power Corporation plc ("IPC"), a British company that is in the business of developing, owning, and operating foreign electric generating plants. IPC will be qualified as a foreign utility company under
Section 33 of the Act.

      In its Form U-1 Application/Declaration filed in File No. 70-8787 ("Merger U-1"), NCE had indicated that PSCo's interest in NCI would be transferred and held by NCE directly, or indirectly through NC Enterprises or e prime, inc. (a subsidiary of NC Enterprises). The Merger U-1 contemplated that this transfer would be effectuated through the declaration of a dividend by PSCo to NCE, followed by a subsequent capital contribution of the securities of NCI by NCE to NC Enterprises or to e prime.

      NCE has since concluded that NC Enterprises should hold the NCE system's interest in NCI. It has also concluded that it would be preferable to effectuate the transfer through a mechanism that differs from what had been described in the Merger U-1 - i.e., through the issuance of a note by NC Enterprises as consideration for the securities of NCI. This mechanism is similar to that approved by the Commission in the Merger Order with respect to the transfer by SPS of its wholly-owned subsidiaries Quixx Corporation and Utility Engineering Corporation to NC Enterprises.

      To elaborate, in order to maintain the approximate current equity capitalization of PSCo for reasons discussed below, NC Enterprises will issue a note to PSCo as consideration for the securities of NCI. Such sale will be made at NCI's book value. As of December 31, 1997, this value was approximately $289.8 million. In contrast, transferring NCI by payment of a dividend of its stock would cause a reduction of PSCo's equity by this same amount. A transfer in that manner would likely by viewed negatively from a regulatory and rating agency point of view. The sale approach proposed herein eliminates this adverse impact on PSCo.

      The note issued by NC Enterprises in connection with its acquisition of NCI will have a twenty-year maturity and bear interest at a fixed rate. The interest rate for the note will be determined at the time of issuance based on the then prevailing rate that would be charged by an unaffiliated third party. The form of note to be used to evidence the debt of NC Enterprises to PSCo is attached as Exhibit B-1. Interest only will be paid under the note for the first three years, and thereafter interest and principal will be paid annually with principal amortized over the remaining years of the note (17 years) payable in equal annual installments. NC Enterprises will have the option to prepay the entire obligation, including accrued and unpaid interest, at any time, without any prepayment premium.

      NC Enterprises plans to prepay the note through capital contributions made by NCE upon the anticipated sale of common stock in 1998 and 1999 as authorized in File No. 70-9007. In the event that such plan changes, NCE commits to file a post-effective amendment to this Application/Declaration to inform the Commission of its new payment plan.

Item 2.     Fees, Commissions, and Expenses

      The fees, commissions, and expenses incurred or to be incurred in connection with the transactions proposed herein are estimated to be as follows:

            Legal fees and expenses . . . . . . . . . . . $12,500

Item 3.     Applicable Statutory Provisions

      Sections 6(a) and 7 of the Act may be applicable to NC Enterprises' issuance of debt to PSCo.

      Sections 9(a)(1) and 10 of the Act may be applicable to NC Enterprises' acquisition of stock of NCI.

      The transactions proposed herein are also subject to Section 32(h)(4) of the Act and Rule 54 thereunder. Rule 54 provides that, in determining whether to approve any transaction that does not relate to an "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any subsidiary that is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b), and (c) of Rule 53 are satisfied.

      Initially, NCE has complied or will comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the NCE system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred, and Rule 53(c) is inapplicable.

      Rule 53(a) requires that the aggregate investment in EWGs and FUCOs not exceed 50% of the system's consolidated retained earnings. NCE's present investments in EWGs and FUCOs, pro forma to include the investments in Yorkshire Electricity Group plc and IPC, equals 52.7% (or 5.4% in excess of 50% of retained earnings) of NCE's consolidated retained earnings at December 31, 1997. So long as NCE's aggregate investment in EWGs and FUCOs exceeds the above Rule 53 50% limitation, NCE will not make any additional investments in EWGs or FUCOs from the proceeds of securities (including any guarantees) issued by NCE, as authorized hereby, except as contemplated or authorized herein or in File No. 70-9007, or as may be otherwise authorized by the Commission.

      Moreover, it is clear that approval of the proposals contained herein will not have an adverse impact on the financial integrity of the NCE system or on any utility subsidiary of NCE or its customers or the ability of state commissions to protect such subsidiaries or their customers. First, it should be noted that the transactions proposed herein relate to the internal transfer of NCI, and not to the financing of an acquisition of any new EWG or FUCO. In this connection, the Commission in the Merger Order previously approved the transfer of NCI (which indirectly holds NCE's interest in Yorkshire Electricity Group and IPC) by PSCo to either NCE, NC Enterprises, or e prime, albeit through a different mechanism than is contemplated herein and for which approval is sought. Second (and for the same reason), the transactions proposed herein will not have any impact on NCE's aggregate investment in EWGs and FUCOs (pro forma taking into account the existing investment in Yorkshire Electricity Group and IPC). Third, the transactions proposed herein will not have an impact on the consolidated capitalization of the NCE system, and due to the issues associated with transferring NCI in the manner contemplated in the Merger U-1 as discussed above and further below, will have, if anything, a positive effect on consolidated earnings. Fourth, the transaction will have no adverse impact on PSCo. Indeed, the sale of NCI's securities in exchange for NC Enterprises' note will preserve PSCo's existing capital structure, whereas the dividend structure contemplated in the Merger Order would adversely affect PSCo's capital structure and likely would be viewed negatively from a regulatory and rating agency perspective. Finally, the transfer of NCI to NC Enterprises will have the effect of insulating PSCo from risks associated with the future operations of Yorkshire Electricity Group.

      Accordingly, the capitalization and earnings attributable to NCE's investments in EWGs and FUCOs has no bearing on the appropriateness of the authorization that NCE is requesting herein.

Item 4.     Regulatory Approvals

      No state or federal regulatory commission, other than this Commission, has jurisdiction over the proposed transaction.

Item 5.     Procedure

      NCE  would  like  to  reflect  the  transfer  of  NCI  from  PSCo  to NC
Enterprises in its First Quarter 1998 financial statements (i.e., as of March 31, 1998). To accommodate this reporting, NCE requests an order from the Commission on this Application/Declaration no later than May 11, 1998. Accordingly, NCE requests that the Commission publish a notice under Rule 23 with respect to the filing of this Application/Declaration no later than April 9, 1998, specifying a return date of May 4, 1998. The Applicants/Declarants request that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicants/Declarants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

Item 6.     Exhibits and Financial Statements

      A.    Exhibits

            Exhibit B-1             Form of NC Enterprises note
            Exhibit F-1             Opinion  of   counsel   (to  be  filed  by
                                    amendment)
            Exhibit I-1             Form of notice
            Exhibit 27              Financial Data Schedule Per-Book NCE
            Exhibit 27              Financial Data Schedule Pro-Forma NCE
                                   (Confidential Treatment Requested)

      B.    Financial Statements

            1.1 Balance Sheet of NCE and subsidiaries, consolidated, as of December 31, 1997 (incorporated by reference to the Annual Report on Form 10-K of NCE for the fiscal year ended December 31, 1997 (File No. 1-12927))
            1.2 Statement of Income of NCE and subsidiaries, consolidated, for the year ended December 31, 1997 (incorporated by reference to the Annual Report on

                  Form 10-K of NCE for the fiscal year ended December 31, 1997 (File No. 1-12927))
            1.3 Pro Forma Capitalization (based on the Balance Sheet) of NCE and subsidiaries, consolidated, after giving effect to, among other things, the transaction contemplated herein (Confidential Treatment Requested)
            1.4 Pro Forma Income Statement of NCE and subsidiaries, consolidated, after giving effect to, among other things, the transactions contemplated herein (Confidential Treatment Requested)
            2.1 Balance Sheet of PSCo and subsidiaries, consolidated, as of December 31, 1997 (incorporated by reference to the Annual Report on Form 10-K of PSCo for the fiscal year ended December 31, 1997 (File No. 1-3280))
            2.2 Statement of Income of PSCo and subsidiaries, consolidated, for the year ended December 31, 1997 (incorporated by reference to the Annual Report on Form 10-K of PSCo for the fiscal year ended December 31, 1997 (File No. 1-3280))
            2.3 Pro Forma Capitalization (based on the Balance Sheet) of Public Service Company of Colorado and subsidiaries, consolidated, to show effect of transaction (Confidential Treatment Requested)
            2.4 Pro Forma Statement of Income of Public Service Company of Colorado and subsidiaries, consolidated, to show the effect of transaction (Confidential Treatment Requested)
            3.1 Balance Sheet of NC Enterprises, Inc. and subsidiaries, consolidated, as of December 31, 1997
            3.2   Statement of Income of NC Enterprises,  Inc.,  consolidated, for the period August 1, 1997 through December 31, 1997
            3.3   Pro Forma Capitalization  (based on the Balance Sheet) of NC
                  Enterprises, Inc. and subsidiaries, consolidated, to show the effect of transaction (Confidential Treatment Requested)
            3.4 Pro Forma Statement of Income of NC Enterprises, Inc. and subsidiaries, consolidated, to show the effect of transaction (Confidential Treatment Requested)

Item 7.     Information as to Environmental Effects

      None of the matters that are the subject of the Application/Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section
102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application/Declaration will not result in changes in the operation of the Applicants/Declarants that will have an impact on the environment. The Applicants/Declarants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application/Declaration.

                                  SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Application/Declaration to be signed on their behalf by the undersigned thereunto duly authorized.


                                    NEW CENTURY ENERGIES, INC.
                                    PUBLIC SERVICE COMPANY OF COLORADO
                                    NC ENTERPRISES, INC.


                                             /s/ Richard C. Kelly
                                    By:___________________________________
                                    Name:   Richard C. Kelly
                                    Title:  Executive Vice President and
                                            Chief Financial Officer of
                                            New Century Energies, Inc.;
                                            Executive Vice President of
                                            Public Service Company of
                                            Colorado;
                                            Executive Vice President of
                                            NC Enterprises


Date:  March 20, 1998

                                                                   Exhibit B-1

                           FORM OF PROMISSORY NOTE


      FOR VALUE RECEIVED, NC ENTERPRISES, INC., a Delaware corporation ("NC Enterprises"), hereby promises to pay to the order of PUBLIC SERVICE COMPANY OF COLORADO, a Colorado corporation ("PSCo"), in lawful money of the United States of America in immediately available funds, the principal amount of [book value - approximately $289.8 million as of December 31, 1997] U.S. Dollars ($___________________) as set forth below.

      The term of the Note shall be 20 years from execution of the Note.

      NC Enterprises also promises to pay interest in like money on the unpaid principal amount hereof from the date hereof until paid at a rate to be established at the time of execution, which will be equivalent to the 20-year Treasury plus 100 basis points.

      Interest payments shall be made on the annual anniversary date of the Note of each year during which the Note is outstanding, commencing on the first anniversary date.

      Principal payments shall be made on the annual anniversary date of the Note of each year during which the Note is outstanding commencing on the fourth anniversary date. Principal payments will be in the amount that ratably amortizes the principal over 17 years.

      NC Enterprises may prepay all or any part of the principal amount of this Note (together with interest accrued through the date of such payment on the principal amount prepaid) from time to time and at any time without penalty or premium.

      PSCo may, at its option, declare the unpaid balance of this Note, together with interest accrued thereon, to be immediately due and payable, whereupon this Note shall become immediately due and payable, upon the failure of NC Enterprises to make any payments hereunder when due.

      NC Enterprises hereby waives presentment, protest or notice of any kind in connection with this Note.

      THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF COLORADO.

                                    NC ENTERPRISES, INC.



                                    By:_______________________________________

                                                                   Exhibit I-1


                   Proposed Form of Federal Register Notice


New Century Energies, Inc., et al.  (70-_________)

      New Century Energies, Inc. ("NCE"), 1225 Seventeenth Street, Denver, Colorado 80202-5534, a registered holding company, and Public Service Company of Colorado ("PSCo") and NC Enterprises ("NC Enterprises"), both of which are direct subsidiary companies of NCE, have filed an Application/Declaration on Form U-1 pursuant to sections 6(a), 7, 9(a)(1), 10, and 32 of the Act and rule 54 under the Act.

      By order dated August 1, 1997 (HCAR No. 26748) (the "Merger Order"), the Commission authorized various transactions necessary to effectuate the combination of PSCo and Southwestern Public Service Company ("SPS"), each of which is now a direct wholly-owned subsidiary of NCE. In the Merger Order, the Commission also approved various transactions relating to the transfer of certain non-utility subsidiaries of PSCo and SPS to NCE or NC Enterprises.
NC Enterprises is a wholly-owned non-utility subsidiary of NCE that was formed to hold certain of NCE's non-utility subsidiaries. Among other things, PSCo was authorized under the Merger Order to transfer all of the common stock of its wholly-owned subsidiary, New Century International, Inc. ("NCI") to NCE, NC Enterprises, or another subsidiary of NCE by means of the declaration of a dividend in kind of the stock of NCI to NCE, and, if NCE was not to hold NCI directly, the subsequent contribution by NCE of such shares to NC Enterprises or another subsidiary. NCI indirectly holds NCE's 50% interest in Yorkshire Electricity Group plc, a regional electricity company operating in England, and Independent Power Corporation plc, a British company that is in the business of developing, owning, and operating foreign generating plants. PSCo acquired its interest in both companies prior to the effective date of the merger.

      The applicants now seek to modify the Merger Order in order to restructure the transfer of the stock of NCI to NC Enterprises as a sale. Specifically, PSCo proposes to sell the stock of NCI to NC Enterprises in exchange for a promissory note from NC Enterprises in an aggregate principal amount equal to the net book value of NCI which, at December 31, 1997, was approximately $289.8 million. NC Enterprises' note will have a maturity of 20 years, bear interest at a rate, to be determined at the time of issuance, that will be based on the prevailing rate which would be charged by an unaffiliated third party, and be prepayable at any time without premium. Interest only will be paid on the note during the first three years; thereafter, principal will be paid in 17 equal annual installments, together with interest on the unpaid principal balance.

      The applicants state that restructuring the transfer of NCI's stock to NC Enterprises as a sale will help to preserve PSCo's capital structure and therefore avoid the adverse impact on PSCo that would likely occur if, as originally proposed, PSCo were to declare a dividend in kind of the shares of NCI. It is noted that a similar intra-system debt-financed sale structure was authorized by the Commission in the Merger Order in connection with NC Enterprises' acquisition of two non-utility subsidiaries of SPS.

                                                 Financial Statement 3.1
                                                      File No. _______


                      NC Enterprises, Inc.
              Unaudited Consolidated Balance Sheet
                     (Thousands of Dollars)
                        December 31, 1997

                       Assets
    Property, plant and equipment at cost             $47,379
    Less:  accumulated depreciation                    18,949
                                                 -------------
    Net plant                                          28,430
    Construction work in progress                         354
                                                 -------------
                                                 -------------
      Total property, plant and equipment              28,784
                                                 -------------

    Total investments                                  30,871

    Cash and temporary cash investments                27,449
    Accounts receivable                                63,512
    Notes receivable from associated companies         37,116
    Materials and supplies                              3,260
    Prepaid expenses and other                          6,987
                                                 -------------
      Total current assets                            138,324
                                                 -------------

      Total deferred debits                            19,461

                                                 =============
      Total assets                                   $217,440
                                                 =============

               Captial and liabilities
    Common stock                                      $31,366
    Retained earnings (deficit)                        (6,824)
                                                 -------------
      Total common equity                              24,542
    Long-term debt                                        219
                                                 -------------
      Total capital                                    24,761
                                                 -------------

    Noncurrent liabilities                                146

    Notes payable to associated companies             130,536
    Long term debt due within one year                    136
    Accounts payable                                   47,855
    Customer deposits                                     362
    Accrued taxes                                      (1,439)
    Other                                               6,032
                                                 -------------
      Total current liabilities                       183,482
                                                 -------------

    Accumulated deferred income taxes                   8,591
    Other                                                 460
                                                 -------------
      Total deferred credits                            9,051
                                                 -------------

                                                 =============
      Total capital and liabilities                  $217,440
                                                 =============

                                                 Financial Statement 3.2
                                                      File No. _______


                      NC Enterprises, Inc.
           Unaudited Consolidated Statements of Income
                     (Thousands of Dollars)
     For the Period August 1, 1997 Through December 31, 1997

    Operating Revenues
      Electric                                        $12,413
      Gas                                              77,704
      Other                                            43,263
                                                 -------------
                                                      133,380
    Operating Expenses
      Purchased power                                  11,773
      Cost of gas sold                                 72,107
      Other operating and maintenance expenses         52,971
      Depreciation and amortization                     3,268
      Taxes other than income taxes                       605
                                                 -------------
                                                      140,724
                                                 -------------
    Operating income                                   (7,344)

    Other income and deductions
      Equity in earnings of unconsolidated
        subsidiaries                                   (1,388)
      Miscellaneous income and deductions - net         1,572
                                                 -------------
                                                          184

                                                 -------------
    Interest charges and preferred dividends            3,898
                                                 -------------

    Income (loss) before income taxes                 (11,058)

    Income tax expense (benefit)                       (4,234)
                                                 =============
    Net income (loss)                                 ($6,824)
                                                 =============